First Quarter 2008 Earnings Report April 28, 2008 Empresas ICA, S.A.B. de
C.V. (BMV and NYSE: ICA), the largest engineering, construction, and procurement company in Mexico, announced today its unaudited results for the first quarter of 2008. Effective January 1, 2008, ICA adopted several accounting changes pursuant to Mexican Financial Reporting Standards (NIFs) and their interpretations (INIFs). These changes, which include the end of inflation adjustments to financial statements, are summarized in the Notes section of this report.


     Unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior year period.

Summary
(Ps. million) 1Q07 1Q08 % Var
                                        ------------- ------------- ----------
Revenues .........................             4,842         5,221          8
Operating Income .................               263           389         48
Consolidated net income ..........               144           200         39
Net Income of Majority Interest ..                25            28         13
Adjusted EBITDA ..................               589         32
Operating Margin .................              5.4%          7.5%
Adjusted EBITDA Margin ...........              9.2%         11.3%
EPS (Ps.) ........................              0.06          0.06
EPADS (US$) ......................              0.02          0.02
Construction backlog .............            11,851        29,117        146



1Q08 Highlights
----------------

     o Revenues increased 8% to Ps. 5,221 million. Construction revenues (78% of the total) increased 5%. Infrastructure and Housing revenues increased 29% and 16%, respectively, and together generated 22% of total revenues.

     o Operating income increased 48% to Ps. 389 million, with an operating margin of 7.5%.

     o Adjusted EBITDA, which is equivalent to UAFIDA in Mexico, increased 32% to Ps. 589 million, with an Adjusted EBITDA margin of 11.3%.

     o Construction backlog was Ps. 29,117 million as of March 31, 2008, equivalent to 21 months of work based on first quarter construction revenues. The ratio of new contracts to execution of backlog was 1.0.

     o New projects added to backlog during the quarter included the Costa Azul nitrogen injection plant (Ps. 1,074 million), the Yathe dam (Ps. 310 million), and new Rodio projects (Ps. 242 million).

     o Total debt as of March 31, 2008 was Ps. 12,446 million, an increase of Ps. 2,143 million as compared to March 31, 2007. Net debt was Ps. 5,583 million.

     o Consolidated net income was Ps. 200 million in 1Q08. Net income of majority interest was Ps. 28 million.


Overview of the Quarter
----------------------------------------------------------------

     During the first quarter of 2008, consolidated revenues rose 8%, costs increased 5%, and general and administrative expenses held steady at 9% of revenues. As a result, there were significant increases in operating income, EBITDA, and consolidated net income as compared to 1Q07.

     During the first quarter, there were delays in the start up of several construction projects, particularly in concessions, with the result that these projects are not yet contributing significantly to revenues. In addition, there have been delays in the publication of bidding documents for various projects, particularly those related to Pemex. The latter is the result of the Mexican government's energy reform initiative for modernizing the parastatal, which was delivered to Congress in April for its discussion, modification, and eventual approval.

     Results from the operation of concessions are also affected by the initial investments and start-up costs and expenses that generated initial operating margins that are lower than those expected over the lifetime of the projects. In particular, the unconsolidated affiliate Red de Carreteras de Occidente (RCO, the operador of the 558 km FARAC I tollroads) is generating losses as a result of these factors, as well as from the financial costs related to the financing of the acquisition.

     The appreciation of the peso against the dollar is affecting revenues and value of projects denominated in dollars (46% of projects in Backlog are denominated in foreign currency, principally dollars). This is partially offset by reductions in debt service on dollar-denominated debt, which represents 30% of total debt as of March 31, 2008.


Consolidated Results of Operations
(Ps. million) 1Q07 1Q08 % Var
----------------------------------------------- -------------   ------------- ----------
Revenues ...................................        4,842           5,221            8
Costs ......................................        4,144           4,342
General and administrative expenses ........          434             490
Operating Income ...........................          263             389           48
Other (Income) Loss Net ....................          (33)            (94)
Financing Cost (Income), net ...............          135             123
Share in Net Income of Affiliates ..........           (2)            (98)
Taxes ......................................           16              61
Consolidated Net Income ....................          144             200           39
Net Income of Minority Interest ............          119             172
Net Income of Majority Interest ............           25              28            13
EPS (Ps.) ..................................   Ps.      0.06    Ps.     0.06
EPADS (US$) ................................   US$      0.02    US$     0.02
Weighted average shares (millions) .........          401.91          498.06
----------------------------------------------- -------------   ------------- ----------

First quarter 2008

     Revenues were Ps. 5,221 million, an increase of 8%. The increase in revenues was principally due to increases in Industrial Construction, Rodio, Infrastructure, and Housing revenues. This was partially offset by a decrease in Civil Construction revenues, since the new projects awarded in this segment are not yet contributing significantly to revenues. Revenues generated in Mexico represented 85% of the total. Revenues denominated in foreign currency, both dollars and other currencies, were 37% of the total.

     Cost of sales was Ps. 4,342 million, as compared to Ps. 4,144 million in 1Q07. Cost of sales was 83% of revenues in the 1Q08, as compared to 86% in the prior year period.

     General and administrative expenses totaled Ps. 490 million, a Ps. 55 million increase. General and administrative expenses were equivalent to 9% of revenues in both periods.

     Operating income was Ps. 389 million, an increase of 48%, principally as a result of a reduction in costs as a percentage of revenues. The Construction segment contributed 26% of operating income, Housing 4%, and Infrastructure 81%. This was offset in part by an (11%) contribution from Other operations (a Ps. 41 million operating loss) reflecting corporate expenses, consolidation effects, and disposals of non-strategic assets. The consolidated operating margin was 7.5%, as compared to 5.4% in 1Q07.

     Other (income) expense, net was income of Ps. 94 million, compared to income of Ps. 33 million in 1Q07. The increase was principally the result of the cancellation of provisions for deferred employees' statutory profit sharing
(PTU) in the Airports sub-segment for Ps. 104 million, which was partially offset by provisions for deferred PTU in other business units.

     The integral financing cost in 1Q08 decreased to Ps. 123 million from Ps. 135 million in 1Q07. This decrease is due mainly to lower interest expense, despite the higher level of debt, and the elimination of monetary correction as a result of the application of NIF B-10, which offset an exchange loss of Ps. 52 million. See debt discussion.

     Share of net income (loss) of unconsolidated affiliates was a loss of Ps. 98 million, compared to a loss of Ps. 2 million in the prior year period. The principal factor was ICA's participation in Red de Carreteras de Occidente, the operator of the FARAC I tollroads, as a result of costs and expenses related to the acquisition of the tollroads and the start up of operations, as well as debt service costs on the project's debt. This was partially offset by income from Pro Media Ambiente Mexico.

     Income before taxes totaled Ps. 262 million in the first quarter, an increase of Ps.102 million, as compared to Ps. 159 million in 1Q07.

     Taxes were Ps. 61 million, of which income tax was Ps. 48 million, and the new flat rate corporate tax (known by its Spanish acronym, IETU) was Ps.13 million. The effective tax rate was 23% in 1Q08.

     Consolidated net income was Ps. 200 million, an increase of 39% compared to Ps. 144 million in 1Q07.

     Net Income of Minority interest was Ps. 172 million, as compared to Ps. 119 million in 1Q07. Minority interest was attributed primarily to Aiports (Ps. 132 million).

     Net income of majority interest was Ps. 28 million, compared to net income of Ps. 25 million in 1Q07. o Earnings per share were Ps. 0.06. o Earnings per ADS were US$0.02.


Adjusted EBITDA
(Ps. million) 1Q07 1Q08 % Var
--------------------------------------------------------------------------------
Net income of majority interest ...........         25           28           13
Adjusted for:
  Net Income of Minority Interest .........        119          172
  Taxes ...................................         16           61
  Share in Net Income of Affiliate ........         (2)         (98)
  Integral financing cost .................        135          123
  Other (Income) Loss, Net ................        (33)         (94)
  Depreciation and amortization ...........        182          200
--------------------------------------------------------------------------------
Adjusted EBITDA                                    446          589           32
Adjusted EBITDA Margin                               9.2%        11.3%
--------------------------------------------------------------------------------
Net  Interest  expense  included  in cost
 of sales  of  financed projects .........           8           38
Adjusted EBITDA + Net interest expense
 in cost of sales ........................         454          627
--------------------------------------------------------------------------------

     Adjusted EBITDA in 1Q08 increased 32% to Ps. 589 million, with an Adjusted EBITDA margin of 11.3%, compared to 9.2% in 1Q07. Increases in Adjusted EBITDA generated by the Construction and Infrastructure segments offset a lower Adjusted EBITDA contribution from Housing and Other activities.

     Adjusted EBITDA is equivalent to the financial measure used in Mexico entitled UAFIDA. Adjusted EBITDA is not a financial measure computed under U.S. GAAP and should not be considered as an indicator of financial performance or free cash flow under U.S. GAAP. Adjusted EBITDA is defined by ICA as net income of majority interest plus: (i) net income of minority interest, (ii) taxes,
(iii) share in net income of affiliates, (iv) integral financing cost, (v) other (income) expense, net, and (vi) depreciation and amortization. ICA's management believes that it provides a useful measure of its own performance that is widely used by investors and analysts to evaluate performance and make comparisons with other companies. Other companies may define a similarly titled concept differently. We provide a reconciliation of Net income of majority interest to Adjusted EBITDA in the table above.

     Adjusted EBITDA, further adjusted for net interest expense included in cost of sales, in the first quarter of 2008 increased to Ps. 627 million, with a 12% margin. Pursuant to Mexican NIFs, net interest expense is included in cost of sales for various projects in Housing, Industrial Construction, and Other Concessions.


Business Unit Performance
(Ps. million) 1Q07 1Q08 % Var
-------------------------- --------------------------- ----------------------- ------------
Construction ............  Revenues ..................    3,913        4,096             5
                          Operating Income ...........       42                        138
                                                                                       100
                          Adjusted EBITDA ............      103                         57
                                                                                       161
                          Operating Margin ...........        1.1%         2.4%
                          Adj. EBITDA Margin .........        2.6%         3.9%
-------------------------- --------------------------- ----------------------- ------------
Housing Development .....  Revenues ..................      352                         16
                                                                                       408
                          Operating Income ...........       18                        (9)
                                                                                        16
                          Adjusted EBITDA ............       20                          4
                                                                                        21
                          Operating Margin ...........        5.0%         3.9%
                          Adj. EBITDA Margin .........        5.7%         5.1%
-------------------------- --------------------------- ----------------------- ------------
Infrastructure ..........  Revenues ..................      590                         29
                                                                                       761
                          Operating Income ...........      225                         40
                                                                                       314
                          Adjusted EBITDA ............      332                         34
                                                                                       445
                          Operating Margin ...........       38.2%        41.3%
                          Adj. EBITDA Margin .........       56.3%        58.5%
========================== =========================== ======================= ============
Other* ..................  Revenues ..................      (12)
                                                                                      (45)
                           Operating Income ..........      (21)
                                                                                      (41)
-------------------------- --------------------------- ----------------------- ------------
Consolidated               Revenues ..................    4,842        5,221             8
                           Operating Income ..........      263                         48
                                                                                       389
                           Adjusted EBITDA ...........      446                         32
                                                                                       589
                           Operating Margin ..........        5.4%         7.5%
                           Adj. EBITDA Margin ........        9.2%        11.3%

     * Includes corporate and consolidation effects, and non-strategic assets being divested, that may occasionally generate revenues.


Construction
(Ps. million)                                                               1Q07          1Q08        %Var
-------------------------- ----------------------------------------- ------------- ------------ ------------
Construction Total ....... Revenues ...............................         3,913        4,096            5
                           Operating Income .......................            42          100          138
                           Adjusted EBITDA ........................           103          161           57
                           Operating Margin .......................          1.1%         2.4%
                           Adj. EBITDA Margin .....................          2.6%         3.9%
========================== ========================================= ============= ============ ============
Civil Construction ....... Revenues ...............................         1,800        1,764          (2)
                            Operating Income                                  26           21           (16)
                           Adjusted EBITDA ........................            51           50          (2)
                           Operating Margin .......................          1.4%         1.2%
                           Adj. EBITDA Margin .....................          2.8%         2.8%
-------------------------- ----------------------------------------- ------------- ------------ ------------
Industrial Construction .. Revenues ...............................         1,743        1,914           10
                           Operating Income .......................            14           71          427
                           Adjusted EBITDA ........................            28           87          215
                           Operating Margin .......................          0.8%         3.7%
                           Adj. EBITDA Margin .....................          1.6%         4.5%
-------------------------- ----------------------------------------- ------------- ------------ ------------
Rodio Kronsa ............  Revenues ...............................           370          419           13
                           Operating Income .......................             3            7          165
                           Adjusted EBITDA ........................            24           24          (0)
                           Operating Margin .......................          0.7%         1.7%
                           Adj. EBITDA Margin .....................          6.4%         5.7%
-------------------------- ----------------------------------------- ------------- ------------ ------------

     Construction segment revenues increased 5% in 1Q08 compared to the prior year period. Civil Construction declined by 2%, while Industrial Construction increased 10%. Rodio revenues increased 13%. The operating margin increased to 2.4%. The segment generated Adjusted EBITDA of Ps. 161 million, with an EBITDA margin of 3.9%.

Civil Construction
----------------------------------------------------------------

     The projects that contributed most to revenues were: o Queretaro - Irapuato PPP highway (4.6% of 1Q08 construction revenues, with a scheduled completion date of October 2009), o Naval Specialties Hospital (4.2% of 1Q08 construction revenues, with a scheduled completion date of March 2008), and o Aqueduct II in Queretaro (4.0% of 1Q08 construction revenues, with a scheduled completion date of October 2009)

     Revenues decreased 2% in 1Q08, as compared to 1Q07. The operating margin was 1.2%. The decline in the operating margin reflected several factors including, principally: (i) delays in some projects, as a result of clients not delivering rights of way on a timely basis, affecting several PPP projects and the Aqueduct II in Queretaro; (ii) increases in the price of raw materials, particularly steel (which increased 33% in the 1Q08 from December 07), which have not been reflected in the value of some contracts; and (iii) expenses related to some projects that were recently awarded to ICA and are not yet contributing significantly to revenues.

     Civil Construction Adjusted EBITDA was Ps. 50 million, as compared to Ps. 51 million during 1Q07.

Industrial Construction
----------------------------------------------------------------

The projects that contributed most to revenues in 1Q08 were:

     o Reynosa V and VI cryogenic plants for Pemex (13.9% of 1Q08 construction revenues, with a scheduled completion date of January 2009),

     o Package II of the Minatitlan refinery reconfiguration, (11.9% of ICA's 1Q08 construction revenues, with a scheduled completion date of July 2008), and

     o The Cayo Arcas offshore housing platform (4.5% of 1Q08 construction revenues, with a scheduled completion date of June 2008).

     Revenues increased 10% as a result of the execution of projects and the low base of comparison in 1Q07, when a number of projects had been completed. The impact of the increase in the price of steel in this subsegment is not material. This reflects the phase of execution of current projects and the fact that there is a higher proportion of unit price contracts in projects in their final phase. The Industrial Construction operating margin was 3.7%. The margin increased as compared to 1Q07, principally as a result of the cancellation of provisions related to completed projects.

     Industrial Construction Adjusted EBITDA was Ps. 87 million in 1Q08, an increase relative to the Ps. 28 million in 1Q07, and equivalent to an Adjusted EBITDA margin of 4.5%.

Rodio
-------

     Rodio accounted for about 10% of total construction revenues. The most important projects were: o Porta Firal foundation work in Barcelona; the building will be the headquarters for Iberdrola. o High velocity train line from Hospitalet - La Torrasa in Barcelona o New Mediterranean Port in Tangier, Morocco.

     ICAs share of Rodio revenues was Ps. 419 million, an increase of 13%, as compared to Ps. 370 million in 1Q07. Rodio generated Adjusted EBITDA of Ps. 24 million, with an Adjusted EBITDA margin of 5.7%.


Housing Development
(Ps. million) 1Q07 1Q08 % Var
-------------------------- ------------------------------------------- ------------- ------------ ---------
Housing Development ...... Revenues ..................................          352          408        16
                           Operating Income ..........................           18           16       (9)
                           Adjusted EBITDA ...........................           20           21         4
                           Operating Margin ..........................            5.0%         3.9%
                           Adj. EBITDA Margin ........................            5.7%         5.1%
-------------------------- ------------------------------------------- ------------- ------------ ---------
                           Units sold ................................        1,168        1,429        22
                             Entry level .............................           51%          55%
                             Middle income ...........................           19%          22%
                             Economic ................................            6%          18%
                             Traditional .............................           24%           5%
-------------------------- ------------------------------------------- ------------- ------------ ---------

     ViveICA, ICA's housing subsidiary, sold 1,429 units during 1Q08, compared to 1,168 units in 1Q07. We believe the sector continues to show growth, with financing continuing to be available for home buyers. As of March 31, 2008, ViveICA was developing 15 projects located in nine states. ICA's policy is to recognize revenue once the purchaser obtains financing or the title to the unit.

     Revenues increased 16% to Ps. 408 million, as compared to Ps. 352 million in the same period of 2007. The margin declined as a result of a lower average selling price for houses, as a result of an increase in the proportion of entry level and economic housing. Housing Adjusted EBITDA in 1Q08 was Ps. 21 million, a reduction of 4% compared to 1Q07, equivalent to an Adjusted EBITDA margin of 5.1%.

     Margins are also affected by the inclusion of Ps. [26] million in interest expense in cost of sales in 1Q08. Adjusted EBITDA plus net interest expense in cost of sales was Ps. 47 million in 1Q08, equivalent to a margin of 11.4%.

     The land reserve as of March 31, 2008 was 1,752 hectares, equivalent to approximately 84,000 housing units in 23 projects in Aguascalientes, Cancun, Ciudad Juarez, Mexico City, Mexico State, Leon, San Miguel de Allende, Queretaro, Tijuana, Guadalajara, and Veracruz.

Infrastructure
(Ps. million) 1Q07 1Q08 % Var
-------------------------- ---------------------------------------- ------------- ---------- --------------
Infrastructure ........... Revenues ...............................          590        761             29
                           Operating Income .......................          225        314             40
                           Adjusted EBITDA ........................          332        445             34
                           Operating Margin .......................           38.2%      41.3%
                           Adj. EBITDA Margin .....................           56.3%      58.5%
========================== ======================================== ============= ========== ==============
Airports ................. Revenues ...............................          448        502             12
                           Operating Income .......................          190        214             12
                           Adjusted EBITDA ........................          265        317             20
                           Operating Margin .......................           42.5%      42.7%
                           Adj. EBITDA Margin .....................           59.2%      63.2%
-------------------------- ---------------------------------------- ------------- ---------- --------------
Other Concessions ........ Revenues ...............................          141        259             84
                           Operating Income .......................           35        100            n.a.
                           Adjusted EBITDA ........................           67        128             92
                           Operating Margin .......................           24.5%      38.5%
                           Adj. EBITDA Margin .....................           47.1%      49.3%
-------------------------- ---------------------------------------- ------------- ---------- --------------

     Infrastructure revenues increased 29% to Ps. 761 million in 1Q08, as compared to Ps. 590 million in 1Q07, principally as a result of a significant increase in the volume of operations. Operating income was Ps. 314 million in 1Q08, a 40% increase as compared to the same period of 2007. The operating margin increased to 41.3%. Adjusted EBITDA was Ps. 445 million, equivalent to an Adjusted EBITDA margin of 58.5%.

Airports
(million passengers)                    1Q07        1Q08       % Var
---------------------------------------------------------------------
Total passenger traffic ........        3.36        3.75        11.5
Domestic .......................        2.55        2.95        15.8
International ..................        0.81        0.79        (2.0)
Cargo units (=100kg) ...........        0.20        0.19         7.0
Total Workload Units ...........        3.56        3.94        10.7
---------------------------------------------------------------------

     During 1Q08, 3.75 million terminal passengers were served in the 13 airports, as compared to the 3.36 million in the same period of 2007, an increase of 11.5%. Passengers on domestic flights accounted for 79% of the passenger total, and international passengers were 21%. Domestic passengers increased 15.8%, and international passengers decreased 2.0% as compared to 1Q07. Monterrey airport accounted for 43% of total passengers.

     Revenues, including the operations of Grupo Aeroportuario del Centro Norte
(OMA), Aeroinvest, and Servicios de Tecnologia Aeroportuaria (SETA), were Ps. 502 million, with a 42.7% operating margin. Adjusted EBITDA was Ps. 317 million, with an Adjusted EBITDA margin of 63.2%.

     Aeronautical revenues during 1Q08 were Ps. 410 million, or 82% of the total. Non-aeronautical revenues were Ps. 92 million, or 18% of the total.

     The earnings report of OMA, which is the operating company in the Airports segment, can be found at http://ir.oma.aero.

Other Concessions

Project                                        Length, km      Date of     Owner-ship       Investment
                                                             concession                   (Ps. million)
--------------------------------------------- ------------- -------------- ------------ -------------------
San Martin-Tlaxcala-El Molinito Highway *             25.5       1991          20%               32
Acapulco Tunnel                                        2.9       1994         100%              656
Corredor Sur Highway, Panama                          19.5       1995         100%            2,064
Irapuato-La Piedad Highway PPP                        74.3       2005         100%              644
Queretaro-Irapuato Highway PPP                        92.9       2006         100%              538
Aqueduct II, Queretaro                               108         2008          37%              124
Nuevo Necaxa - Tihuatlan Highway **                   85         2008          50%                4
Rio Verde - Ciudad Valles Highway                    113.2       2008         100%               65
Red de Concesionarias de Occidente, RCO *            558         2008          20%            2,880
Mayab Tollroad                                       241.5       2008         100%            1,391
Cd. Acuna Water Treatment Plant                                  1998         100%              233
--------------------------------------------- ------------- -------------- ------------ -------------------

     * Unconsolidated affiliate; results included in share of net income in unconsolidated affiliates. ** Proportional consolidation

(000 vehicles per day)                 1Q07          1Q08      % Var
---------------------------------- ---------- ------------- ----------
Corredor Sur                          69,937        83,506         19
Acapulco Tunnel                        9,381        10,631         13
Mayab Tollroad *                        n.a.         2,104         16
-------------------------------- - ---------- ------------- ----------
  * Estimate for March only


     Revenues from concessions increased 84% to Ps. 259 million in 1Q08 from Ps. 141 million in 1Q07. The growth reflected the partial commencement of operations of the Irapuato - La Piedad highway PPP (public-private partnership) with revenues generated from the availability of several of the highway's segments; increases in Corredor Sur revenues; the consolidation of the Mayab Tollroad (for the month of March 2008 only); and increases in operating and maintenance revenues from the new concessions. Operating income was Ps. 100 million, compared to operating income of Ps. 35 million in the prior year period, reflecting the increased scale of operations.

     Corredor Sur average traffic volume in 1Q08 increased 19% to 83,506 transactions per day, compared to 69,937 transactions per day in 1Q07. Revenues were Ps. 101 million, an increase of 36%, as compared to Ps. 75 million in the same period of 2007.

     The Acapulco Tunnel had an average daily traffic volume of 10,631 vehicles, an increase of 13%, as compared to 9,381 vehicles in the same quarter of 2007. Revenues were Ps. 39 million, an increase of 23% from the 2007 period.

     The Irapuato-La Piedad highway PPP modernization work advanced in 1Q08, with total investment through March 31, 2008 of Ps. 644 million. The transfer of resources to the concessionaire has been made in the form of a capital contribution and a Ps. 580 million project finance term loan. As of quarter end, Ps. 573 million of this loan had been drawn.

     The Queretaro--Irapuato highway PPP modernization work advanced in 1Q08. Investment as of March 31, 2008 totaled Ps. 440 million.

     The Mayab Tollroad, which connects the cities of Cancun and Merida, was acquired in March 2008, and its results for March 2008 are consolidated in 1Q08 results, along with the balance sheet, including long term debt for Ps. 2,207 million, which matures in 2019-20. March 2008 traffic was 2,104 vehicles, a 16% increase as compared to the 2007 period (prior to ICA's acquisition).

Construction Backlog
(Ps. million)

                                                       Balance  Months Work*
-------------------------------------------------  ------------ -------------
Balance, December 31, 2007 ......................      29,114      20
    New contracts and contract additions ........       4,100       3
    Work executed ...............................       4,097       3
Balance, March 31, 2008 .........................      29,117      21
* Based on construction revenues at 1Q08 levels
-------------------------------------------------  ------------ ------------

     New construction contract awards and net contract additions were Ps. 4,097 million in 1Q08. The principal new projects were:

     o Costa Azul nitrogen injection plant, in Ensenada (Ps. 1,074 million),

     o The Yathe dam (Ps. 310 million), and

     o Rodio projects in Spain, Morocco, Russia, and Central America. (Ps. 242 million).

     Construction backlog was Ps. 29,117 million and was the equivalent of 21 months of work at 1Q08 levels.

     The backlog book & burn ratio is calculated as the ratio of new contracts and contract additions to construction revenues. For 1Q08, book & burn was 1.0, which indicates that the volume of new contracts was equivalent to 100% the level of revenues in the quarter.


Balance Sheet

                                                        March 31,
-------------------------------------------------------------------------------------------
(Ps. million)                                               2007         2008        % Var
-------------------------------------------------------------------------------------------
Assets
   Cash and Cash Equivalents ..................            4,648        6,863           48
   Trade and Contract Receivables .............            9,654        7,409         (23)
   Other Receivables ..........................            1,160        1,213            5
   Inventories ................................            2,045        2,396           17
   Other Current Assets .......................             1069         1012          (5)
-------------------------------------------------------------------------------------------
Total Current Assets ..........................           18,576       18,893            2
-------------------------------------------------------------------------------------------
Long Term Assets ..............................           13,473       17,900           33
-------------------------------------------------------------------------------------------
Total Assets ..................................           34,183       42,657           25
-------------------------------------------------------------------------------------------
   Accounts Payable ...........................            3,050        2,712         (11)
   Current Debt ...............................            2,650        2,963           12
   Other Current Liabilities ..................            4,964        5,028            1
-------------------------------------------------------------------------------------------
Total Current Liabilities .....................           10,664       10,703            0
-------------------------------------------------------------------------------------------
Long Term Liabilities .........................            8,599       12,084           41
Stockholders' Equity ..........................           14,921       19,870           33
-------------------------------------------------------------------------------------------
Total Liabilities and Stockholders' Equity ....           34,183       42,657           25
-------------------------------------------------------------------------------------------

     Total assets as of March 31, 2008 increased by Ps. 8,474 million, total liabilities increased Ps. 3,524 million, and capital increased by Ps. 4,949 million, as compared to March 31, 2007.

     Cash and cash equivalents were Ps. 6,863 million at March 31, 2008, an increase of 48% as compared to 1Q07. At March 31, 2008, 51% of cash and cash equivalents were in the following subsidiaries: 24% in Airports, 14% in ICA Fluor, 12% in the reserves established to secure the Acapulco Tunnel, Corredor Sur, and Mayab Tollroad financings, and 1% in Rodio. This cash generally can only be used by ICA in accordance with each subsidiary's bylaws or relevant contracts. The remaining 49%, or Ps. 3,379 million, was held at the parent company level of ICA or in its other operating subsidiaries. Of total cash as of March 31, 2008, 21% represented client advances.

     Short-term accounts receivable declined Ps. 2,245 million, or 23%, principally as a result of the payment of accounts related to the El Cajon hydroelectric project. Civil Construction accounts receivable decreased Ps. 3,804 million, which was partially offset by the increase in Industrial Construction accounts receivable of Ps. 982 million, as a result of advances in the execution of projects. Housing accounts receivable increased Ps. 418 million as compared to 1Q07, as a result of a higher level of activity.

     Accounts receivable include deferred payments from clients that are subject to reaching defined milestones and that, in large part, require financing, since the contracts do not provide for client advances. The main projects that are included in the Industrial Construction segment totaled Ps. 1,906 million, of which Ps. 1,063 million is for Package II of the Minatitlan refinery reconfiguration project, and Ps. 705 million is for the Chicontepec I oil field project, and Ps. 138 million for the Chicontepec II oil field project.

     Inventories were Ps. 2,396 million, an increase of Ps. 351 million. Housing inventories increased Ps. 413 million as a result of an increase in land reserves to be developed in the short term. These increases were offset in part by decreases in the Construction segment, particularly Industrial Construction.

     Long-term assets were Ps. 17,900 million at March 31, 2008, an increase of Ps. 4,427 million, principally as a result of the investments in unconsolidated affiliates including Red de Carreteras de Occidente, Proactiva Medio Ambiente Mexico, and Suministros de Agua de Queretaro (the concessionaire for the Aqueduct II). This account also includes long term inventories of Ps. 1,407 million for Housing land reserves.

     Total liabilities increased Ps. 3,524 million to Ps. 22,787 million as of March 31, 2008, as compared to Ps. 19,263 million one year earlier, as described in the debt section below.

     Shareholders' equity increased by Ps. 4,949 million as a result of the public placement of shares in September 2007, which offset the net loss for 2007, which resulted principally from a provision for deferred IETU tax.

Debt

                                                March 31,
                                       --------------------------
(Ps. million)                               2007         2008         %Var
------------------------------------- --------------- ------------ ------------
  Short Term                                2,650        2,963           12
  Long Term                                 7,653        9,484           24
                                            -----        -----           --
Total Debt                                 10,303       12,446           21
Total Cash and cash equivalents             4,648        6,863           48
                                            -----        -----           --
Total Net Debt                              5,655        5,583          (1)
------------------------------------ --------------- ------------ -------------

     Total debt increased Ps. 2,143 million to Ps. 12,446 million as of March 31, 2008, as compared to Ps. 10,303 million one year earlier. The increase a result of the consolidation of Mayab Tollroad debt and the contracting of new debt for projects that are under construction or are in their initial phase of execution, which was partially offset by the payment of 100% of the debt related to El Cajon hydroelectric project.

     Net debt was essentially unchanged, and was Ps. 5,583 million as of March 31, 2008.

     As of March 31, 2008, 24% of ICA's total debt matures in less than one year. Debt denominated in foreign currency, principally dollars, is 30% of total debt, and 60% is securities debt.

     Based on source of repayment, all debt was project debt. ICA had no parent company debt outstanding at March 31, 2008.

Debt maturity profile

(Ps. million)                     2008         2009         2010         2011      2012- 2025
----------------------------------------------------------------------------------------------
Total .....................      1,635        1,252          289          406           8,864
----------------------------------------------------------------------------------------------

     The weighted average interest rate on ICA's debt during the first quarter was 10%, as compared to 13.3% in 1Q07. The reduction in the weighted average interest rate is primarily the result of new project finance borrowings with lower rates of interest.



(Ps. million) 1Q07 1Q08
--------------------------------------------------------- ------------ ------------
Interest expense included in Integral Financing Cost ....         290          213
Interest expense included in cost of sales ..............          10           39
--------------------------------------------------------- ------------ ------------
Total Interest Expense ..................................         300          252
--------------------------------------------------------- ------------ ------------
Weighted average debt outstanding .......................       9,004       10,051
Weighted Average Interest Rate ..........................          13.3%        10.0%
.......................................................... ............ ............


New Financings
----------------------------------------------------------------

     ICA completed the following financings during 1Q08, notwithstanding the volatility in international financial markets:

     o La Yesca hydroelectric project: US$910 million syndicated loan, led by WestLB, New York branch, maturing in 2Q12. Proceeds from the first disbursement were used to pay the US$80 million bridge loan, construction costs, interest payments, and transaction costs.

     o Acapulco Tunnel: Refinancing of the securitization of toll receipts. The new program is for Ps. 1,250 million, with a term of 26 years. Fitch has rated the securities AA+ (mex). The proceeds were used in part to prepay Ps. 800 million Series A notes issued in June 2005.

     o Chicontepec II oil field project: A Ps. 770 million, medium term revolving credit was obtained by Industrial Construction to finance working capital needs for the project. As of March 31, 2008, Ps. 97 million had been used.

Liquidity and Financial Ratios
----------------------------------------------------------------

     The current ratio (current assets/current liabilities) as of the end of 1Q08 increased to 1.77 compared to 1.74 at the end of 1Q07. The increase was principally the result of the combined effect of the payment of El Cajon Hydroelectric Project, the public placement of shares in September 2007, and cash generated from operations.


(Ps. million) 1Q07 1Q08
----------------------------------------------------- ------------ ------------
Current Ratio ......................................         1.74          1.77
Interest Coverage Ratio ............................         2.42          5.78
     (Adjusted EBITDA*/net interest expense)
Leverage (Total Debt/Equity) .......................         0.69          0.63
----------------------------------------------------- ------------ -------------
* Includes Net interest expense included in cost of sales

     The interest coverage ratio (Adjusted EBITDA/net interest expense) was 5.78 times. The coverage ratio improved principally as a result of the increase of the Adjusted EBITDA*.

     The leverage ratio (total debt/equity) was 0.63 as of March 31, 2008, as compared to 0.69 at March 31, 2007.


Investments
-------------------------------------------------------------------------------

     Investments, including investments in fixed assets and deferred expenditures, totaled Ps. 2,290 million in 1Q08. The principal investments were Ps. 1,572 million in Concessions; Ps. 618 million in Airports; Ps. 86 million in Construction; and Ps. 11 million in Housing.


Subsequent Events

     ViveICA made its first issuance of commercial paper, under a Ps. 500 million, 360-day commercial paper program, which provides a more efficient form of financing. Ps. 500 million of general obligation 168-day paper was placed, and priced to yield 93bp over 28-day TIIE, with an initial yield of 8.88%. ViveICA was awarded an F3 (mex) rating from Fitch Ratings for short-term debt in pesos.

     On April 3, 2008, ICA's Annual Shareholders' Meeting elected four new directors to the Board of Directors: Maria Asuncion Aramburuzabala Larregui, Alonso Quintana Kawage, Diego Quintana Kawage, and Fernando Flores Perez. The Board now has 20 members, including 13 independent directors, in accordance with Mexican law.



Notes and disclaimers
--------------------------------------------------------------------------------

     Mexican Financial Reporting Standards (Mexican NIFs): financial statements and other information are presented in accordance with Mexican NIFs and their Interpretations (INIFs). These norms differ in certain significant respects from U.S. GAAP.

     Principal 2008 Changes in Accounting: ICA implemented several accounting changes as a result of the following changes in Mexican NIFs, which became effective on January 1, 2008:

     |X| NIF B-10 Effects of inflation provides that the effects of inflation will no longer be recognized in financial statements, effective January 1, 2008, in a non inflationary environment. From now on, the recording of inflation effects will only be required in an environment where cumulative inflation over the three preceding years is equal to or greater than 26%. As a result of this change, the amounts for the first quarter of 2008 are stated in nominal pesos. |X| INIF 9 Presentation of comparative financial statements with the coming into effect of NIF B-10, which provides that amounts from the first quarter of 2007 should be expressed in constant pesos of December 31, 2007 purchasing power. |X| NIF D-3 Employee benefits includes, among other items, changes in the estimation of current and deferred employees' statutory profit sharing (PTU), using the method established in NIF D-4 Income taxes, and the recognition of career paths of employees when making actuarial calculations. |X| NIF B-2 Cash flow statements replaces Bulletin B-12 Statement of changes in financial condition. As a result, the Statement of Cash Flows for the first quarter of 2008 is not comparable to the Statement of Changes in Financial Position reported for the first quarter of 2007.

     Unaudited financials: financial statements are unaudited, preliminary statements.

     Prior period comparisons: unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior year period. Percentage changes are calculated with respect to the actual numbers.

     Adjusted EBITDA: Adjusted EBITDA is not a financial measure computed under U.S. GAAP or Mexican NIF and should not be considered as an indicator of financial performance or free cash flow under U.S. GAAP or Mexican NIF. Adjusted EBITDA is defined by ICA as net income of majority interest plus: (i) net income of minority interest, (ii) taxes, (iii) share in net income of affiliates, (iv) integral financing cost, (v) other (income) expense, net, and (vi) depreciation and amortization. Adjusted EBITDA is equivalent to the financial measure used in Mexico entitled UAFIDA. ICA's management believes that it provides a useful measure of its own performance that is widely used by investors and analysts to evaluate performance and make comparisons with other companies. Other companies may define a similarly titled concept differently.

     Exchange rate: Amounts in U.S. dollars (US$) are converted at an exchange rate of Ps. 10.6310 per U.S. dollar.

     Proportional Consolidation: ICA adopted the proportionate gross consolidation method of accounting for those subsidiaries and joint ventures where there is shared control. The accounts are consolidated line-by-line in proportion to ICA's ownership. This accounting method, which was adopted at the beginning of 2006, affects the consolidation of the financial statements of the Spanish subsidiaries that make up Rodio and the joint venture with Mexican homebuilder GEO in the Housing Development segment. In accordance with Financial Information Norms in Mexico, financial statements for previous periods have not been restated.

     Forward looking statements: This report may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only projections of future events based on assumptions and estimates ICA believes to be reasonable, but these projections may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.